Exhibit 99

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Fourth Quarter

and Year End 2016

Heidelberg, Germany, March 30, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter and year ended December 31, 2016.

“Throughout 2016, we expanded our leadership position in NK-cell engagement and made considerable progress both with our clinical and preclinical programs,” said Dr. Adi Hoess, CEO of Affimed. “We have successfully executed on our strategy to broaden our efforts in combination therapies, advancing our clinical trial for AFM13 with Merck’s Keytruda as well as initiating our collaboration with MD Anderson to combine our NK-cell engagers with MD Anderson’s adoptive NK-cell transfer.”

Corporate Updates

•	In January 2017, Affimed and The University of Texas MD Anderson Cancer Center (MDACC) announced an exclusive strategic clinical development and commercialization collaboration to evaluate Affimed’s tetravalent bispecific immune cell engager technology in combination with MDACC’s natural killer (NK-) cell product. The collaboration comprises research, development, and eventually commercialization of novel oncology therapeutics resulting from this combination of products. MDACC will be responsible for conducting preclinical research activities and these are intended to be followed by a Phase 1 clinical trial. Affimed will fund research and development expenses for this collaboration and the agreement includes a provision for the potential expansion of the partnership. Affimed holds an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration. Leveraging MDACC’s expertise in NK-cells and translational medicine, and Affimed’s capabilities to develop tumor-targeting bispecific tetravalent immune cell engagers, the combination is initially planned to investigate Affimed’s AFM13, a CD30/CD16A-targeting tetravalent bispecific antibody, with MDACC’s proprietary NK-cell product in HL. Harnessing the advantages of both antibody-based and cell therapy approaches, this combination has the potential to better exploit the therapeutic activity of NK-cells in HL and beyond, for example in other medically underserved indications such as multiple myeloma or acute myeloid leukemia.

•	In January and February 2017, Affimed completed an underwritten public offering on the Nasdaq Global Market, raising a total of approximately US $17.7 million (€16.5 million) in net proceeds. Proceeds from this transaction are expected to fund operations, including clinical development and early development activities, at least until the end of 2018.

•	The Company entered into a loan agreement with Silicon Valley Bank in November 2016 for up to €10.0 million. The loan is available in two tranches, the first of which (€5.0 million) was drawn in December 2016. The Company may draw up to an additional €5.0 million on or before May 31, 2017, contingent on the Company’s satisfaction of certain conditions. The then-existing loan outstanding to Perceptive was repaid.

•	The Company has recently entered into a termination agreement with its COO, Dr. Jörg Windisch, who will be leaving the Company at the end of June 2017. Dr. Windisch has accepted a position on the executive committee of a non-competing company focusing on the large-scale manufacturing of biologics and the development of biosimilars. He will continue to support Affimed as a consulting expert following his departure.

•	Affimed’s subsidiary AbCheck announced achievement of the first clinical milestone in its antibody discovery collaboration with Eli Lilly and Company in January 2017. The milestone, the commencement of patient enrollment for a Phase 1 study of an antibody discovered under the collaboration agreement, triggered an undisclosed payment to AbCheck from Eli Lilly and represents an important validation of AbCheck’s technology suite and its capability to reliably deliver high-quality antibodies suitable for clinical development.

•	Moving beyond its tetravalent, bispecific tandem diabodies (TandAbs), Affimed is broadening its immune cell engager capabilities. Building on the Company’s team’s unique antibody engineering expertise, Affimed is developing a suite of multivalent, multi-specific antibody formats for NK- and T-cell engagement. These novel antibody formats have the potential to tailor immune-engaging therapy to different indications and target populations.

Pipeline Updates

NK-cell engager programs

•	In May 2016, Affimed initiated a Phase 1b combination study of AFM13 with Keytruda (pembrolizumab) in Hodgkin lymphoma (HL), No dose-limiting toxicities for the combination were observed in the first and second dose cohorts of the study. The overall safety profile determined for the combination was unchanged from that described for each drug alone in these cohorts. Data read-out is ongoing and the study has recently completed recruitment into the third dose cohort. The Company intends to provide an update on the study in the second half of 2017.

•	For the Company’s investigator-sponsored Phase 2a monotherapy of AFM13 in HL, the study’s sponsor, the German Hodgkin Study Group (GHSG), and Affimed have revised the overall study design in order to adapt to the changing treatment landscape, namely the availability of anti PD-1 antibodies. The study will now include HL patients relapsed or refractory to treatment with both brentuximab vedotin and anti-PD-1, and different dosing protocols of AFM13 are being explored to allow for improved exposure in this more heavily pretreated patient population. Affimed continues to anticipate providing an update on the study in the second half of 2017, with the study expected to begin recruiting under the new design in the first half of 2017. In addition, Affimed also expects to report data collected from specific patient subsets enrolled under the original study protocol.

•	Affimed has demonstrated in recent preclinical studies that AFM13 induced upregulation of specific interleukin receptors on NK-cells in a target-dependent manner and sensitized NK-cells to IL-2- or IL-15-mediated expansion. This provides a rationale for clinical combination of NK-cell engagers with cytokines aiming for deeper clinical responses. Affimed plans to provide an update on preclinical data supporting this approach at the upcoming AACR Annual Meeting in early April 2017.

•	Affimed continues to develop first-in-class NK-cell engagers to address the critical unmet need to effectively treat epidermal growth factor receptor (EGFR)-expressing solid tumors such as lung, head & neck and colon cancers. AFM24, an EGFR/CD16A-targeting tetravalent bispecific antibody, is designed to improve both efficacy and safety of current therapeutic monoclonal antibodies. AFM24 lead candidates are being developed to offer different PK/PD profiles relevant to certain diseases. Affimed plans to provide an update on its EGFR-targeting antibodies at the upcoming AACR Annual Meeting in early April 2017.

•	Affimed is developing AFM26 to treat multiple myeloma (MM), the second most common hematological cancer. AFM26 is a first-in-class tetravalent bispecific antibody targeting BCMA/CD16A. MM is characterized by high serum levels of monoclonal immunoglobulin (M-protein) and most patients eventually relapse with and/or become refractory to the currently available treatments. Importantly, AFM26’s NK-cell binding appears to be virtually unaffected by the presence high levels of IgG. Preclinical investigations are ongoing and Affimed plans to provide an update on AFM26 at the upcoming AACR Annual Meeting in early April 2017.

T-cell engager programs

•	In September 2016, the Company initiated a Phase 1 dose-escalation trial of its tetravalent bispecific CD19/CD3-targeting antibody AFM11 in patients with relapsed and refractory acute lymphocytic leukemia (ALL). The trial is ongoing and trial sites in the Czech Republic, Poland, Russia and Israel have been initiated. Affimed intends to provide a progress update on the study in the first half of 2017.

•	In Affimed’s Phase 1 study in non-Hodgkin lymphoma (NHL) for AFM11, several additional trial sites were opened throughout 2016 and the trial is ongoing and recruiting. The Company continues to expect providing a progress update in the first half of 2017.

•	In July 2016, an IND for the tetravalent bispecific CD33/CD3-targeting antibody AMV564, a molecule developed from Affimed’s TandAb platform, became effective. AMV564 is being developed by Amphivena Therapeutics, Inc. and Amphivena has announced its intent to initiate a Phase 1 dose escalation clinical trial for AMV564 in patients with acute myeloid leukemia (AML). Together with the existing investor consortium, Affimed is financially supporting the clinical development of AMV564.

•	Affimed has successfully generated and preclinically investigated T-cell engagers specifically binding MHC-peptide complexes. In preclinical studies, lead candidates showed selective potent in vitro killing of tumor cells endogenously expressing the targeted MHC-peptide complex. Affimed plans to provide an update on this program at the upcoming AACR Annual Meeting in early April 2017.

Financial Highlights

(Figures for the fourth quarter of 2016 and 2015 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €44.9 million as of December 31, 2016 compared to €76.7 million as of December 31, 2015. The decrease was primarily attributable to Affimed’s operational expenses.

Net cash used in operating activities for the fourth quarter of 2016 was €6.6 million compared to €4.0 million for the fourth quarter of 2015. Net cash used in operating activities was €32.1 million for the twelve months ended December 31, 2016 compared to €18.5 million for the twelve months ended December 31, 2015. The year-over-year increase was primarily related to higher cash expenditure for research and development (R&D) in connection with our development and collaboration programs.

Revenue for the fourth quarter of 2016 was €1.4 million compared to €1.7 million for the fourth quarter of 2015. Revenue for the full year 2016 was €6.3 million compared to €7.6 million for the full year 2015. Revenue in both periods was primarily derived from Affimed’s collaborations with Amphivena and the LLS as well as from third party services rendered by AbCheck.

R&D expenses for the fourth quarter of 2016 were €5.7 million compared to €7.0 million for the fourth quarter of 2015. For the full year 2016, R&D expenses were €30.2 million compared to €22.0 million for the full year 2015. The increase was primarily related to higher expenses for AFM13, AFM11, preclinical programs and infrastructure.

G&A expenses for the fourth quarter of 2016 were €2.1 million compared to €2.0 million for the fourth quarter of 2015. For the full year 2016, G&A expenses were €8.3 million compared to €7.5 million for the full year 2015. The increase was primarily related to higher share-based payment expenses.

Net loss for the fourth quarter of 2016 was €5.4 million, or €0.16 per common share, compared to a net loss of €6.3 million, or €0.19 per common share, for the fourth quarter of 2015. Net loss for the full year 2016 was €32.2 million, or €0.97 per common share, compared to a loss of €20.2 million, or €0.71 per common share, for the full year 2015. The increase in net loss for the full year 2016 was primarily related to increased spending on R&D for AFM13, AFM11, preclinical programs and infrastructure. In addition, the result was affected by lower revenue and lower finance income. Additional information regarding these results is included in the notes to the consolidated financial statements as of December 31, 2016 and “Item 5. Operating and Financial Review and Prospects,” which will be included in Affimed’s Annual Report on Form 20-F as filed with the SEC.

Including the proceeds from the offering in January and February 2017, the Company’s operations, including clinical development and early development activities, are expected to be funded at least until the end of 2018.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Consolidated statement of comprehensive loss (in € thousand)

	2014	2015	2016

Revenue	3,382	7,562	6,314

Other income - net	381	651	145
Research and development expenses	(9,595)	(22,008)	(30,180)
General and administrative expenses	(2,346)	(7,548)	(8,323)

Operating loss	(8,178)	(21,343)	(32,044)

Finance income / (costs) - net	7,753	1,104	(230)

Loss before tax	(425)	(20,239)	(32,274)

Income taxes	166	0	58

Loss for the period	(259)	(20,239)	(32,216)

Total comprehensive loss	(259)	(20,239)	(32,216)

Loss per share in € per share	(0.01)	(0.71)	(0.97)
(undiluted = diluted)

Affimed N.V.

Consolidated statement of financial position (in € thousand)

	December 31, 2015	December 31, 2016

ASSETS
Non-current assets

Intangible assets	72	55
Leasehold improvements and equipment	915	822
	987	877

Current assets

Inventories	228	197
Trade and other receivables	915	2,255
Other assets	452	516
Financial assets	0	9,487
Cash and cash equivalents	76,740	35,407
	78,335	47,862

TOTAL ASSETS	79,322	48,739

EQUITY AND LIABILITIES
Equity

Issued capital	333	333
Capital reserves	187,169	190,862
Accumulated deficit	(120,228)	(152,444)
Total equity	67,274	38,751

Non current liabilities

Borrowings	3,104	3,617
Total non-current liabilities	3,104	3,617

Current liabilities

Trade and other payables	4,444	5,323
Borrowings	1,472	973
Deferred revenue	3,028	75
Total current liabilities	8,944	6,371

TOTAL EQUITY AND LIABILITIES	79,322	48,739

Affimed N.V.

Consolidated statement of cash flows (in € thousand)

	2014	2015	2016
Cash flow from operating activities
Loss for the period	(259)	(20,239)	(32,216)
Adjustments for the period:
- Income taxes	(166)	0	(58)
- Depreciation and amortisation	441	336	369
- Loss from disposal of leasehold improvements and equipment	3	0	0
- Share based payments	(4,891)	2,220	3,545
- Finance income / costs - net	(7,753)	(1,104)	230
	(12,625)	(18,787)	(28,130)
Change in trade and other receivables	62	24	(1,311)
Change in inventories	(59)	(29)	31
Change in other assets	0	(452)	(64)
Change in trade, other payables and deferred revenue	2,275	1,253	(2,177)

Cash used in operating activities	(10,347)	(17,991)	(31,651)
Interest received	2	10	102
Paid interest	(202)	(554)	(578)

Net cash used in operating activities	(10,547)	(18,535)	(32,127)

Cash flow from investing activities
Purchase of intangible assets	(45)	(28)	(21)
Purchase of leasehold improvements and equipment	(260)	(249)	(238)
Cash paid for investments in financial assets	0	0	(27,037)
Cash received from maturity of financial assets	0	0	18,147
Proceeds from sale of equipment	7	0	0

Net cash used for investing activities	(298)	(277)	(9,149)
Cash flow from financing activities
Proceeds from issue of common shares	43,213	56,615	6
Transactions costs related to issue of common shares	(5,343)	(3,117)	0
Proceeds from issue of preferred shares	2,999	0	0
Proceeds from borrowings	4,020	0	5,000
Transaction costs related to borrowings	0	0	(105)
Repayment of borrowings	0	0	(5,137)
Cash flow from financing activities	44,889	53,498	(236)

Net changes to cash and cash equivalents	34,044	34,686	(41,512)
Cash and cash equivalents at the beginning of the period	4,151	39,725	76,740
Exchange-rate related changes of cash and cash equivalents	1,530	2,329	179
Cash and cash equivalents at the end of the period	39,725	76,740	35,407

Affimed N.V.

Consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Exchange of preferred shares	97	84,907	25		85,029
Issue of common shares	80	37,791			37,871
Modification of cash-settled share based payment awards		7,648			7,648
Equity-settled share based payment awards		299			299
Issue of warrant note (Perceptive loan)		430			430
Loss for the period				(259)	(259)

Balance as of December 31, 2014	240	131,544	0	(99,989)	31,795

Balance as of January 1, 2015	240	131,544	0	(99,989)	31,795

Issue of common shares	91	52,463			52,554

Exercise of share based payment awards	2	942			944
Equity-settled share based payment awards		2,220			2,220
Loss for the period				(20,239)	(20,239)

Balance as of December 31, 2015	333	187,169	0	(120,228)	67,274

Balance as of January 1, 2016	333	187,169	0	(120,228)	67,274

Issue of common shares[1]	0	6			6
Equity-settled share based payment awards		3,545			3,545
Issue of warrant note (loan Silicon Valley Bank)		142			142
Loss for the period				(32,216)	(32,216)
Balance as of December 31, 2016	333	190,862	0	(152,444)	38,751

1 Issue of 3,341 shares

Affimed N.V.

Consolidated statement of comprehensive loss (in € thousand)

	Q4 2015 (unaudited)	Q4 2016 (unaudited)

Revenue	1,659	1,371

Other income – net	20	2
Research and development expenses	(7,034)	(5,724)
General and administrative expenses	(1,956)	(2,084)

Operating (loss)	(7,311)	(6,435)

Finance income / (costs) - net	996	953

Loss before tax	(6,315)	(5,482)

Income taxes	36	60

Loss for the period	(6,279)	(5,422)

Total comprehensive loss	(6,279)	(5,422)

Loss per share in € per share	(0.19)	(0.16)
(undiluted = diluted)

Affimed N.V.

Consolidated statement of cash flows (in € thousand)

	Q4 2015 (unaudited)	Q4 2016 (unaudited)
Cash flow from operating activities
Loss for the period	(6,279)	(5,422)
Adjustments for the period:
- Income taxes	(36)	(60)
- Depreciation and amortisation	96	76
- Share based payments	767	826
- Finance income / costs - net	(996)	(953)

	(6,448)	(5,533)
Change in trade and other receivables	532	87
Change in inventories	11	56
Change in other assets	(452)	87
Change in trade, other payables and deferred revenue	2,471	(1,097)

Cash used in operating activities	(3,886)	(6,400)
Interest received	5	42
Paid interest	(128)	(223)
Net cash used in operating activities	(4,009)	(6,581)

Cash flow from investing activities
Purchase of intangible assets	(18)	0
Purchase of leasehold improvements and equipment	(45)	(44)
Cash paid for investments in financial assets	0	51
Cash received from maturity of financial assets	0	4,611
Net cash used for investing activities	(63)	4,618

Cash flow from financing activities
Proceeds from issue of common shares	19,091	6
Transactions costs related to issue of common shares	(27)	0
Proceeds from borrowings	0	5,000
Transaction costs related to borrowings	0	(105)
Repayment of borrowings	0	(4,058)
Cash flow from financing activities	19,064	843

Net changes to cash and cash equivalents	14,992	(1,120)
Cash and cash equivalents at the beginning of the period	60,425	35,693
Exchange-rate related changes of cash and cash equivalents	1,323	834
Cash and cash equivalents at the end of the period	76,740	35,407